UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Securities Purchase Agreement with Streeterville Capital, LLC

On December 30, 2022, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note, on December 30, 2022, in the original principal amount of $3,230,000.00 (the “Note”), convertible into Class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”), for $3,000,000.00 in gross proceeds.

The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $210,000.00, along with $20,000.00 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding principal balance elected for pre-payment. The Investor has the right to redeem all or any portion of the Note beginning on the date that is sixty days from the Purchase Price Date, subject to a maximum monthly redemption amount of $350,000.00. Redemptions may be satisfied in cash or Class A Ordinary Shares, at the Company’s election. However, the Company will be required to pay the redemption amount in cash, if there is an Equity Conditions Failure (as defined in the Note). If the Company elects to satisfy a redemption in Class A Ordinary Shares, such Class A Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) $2.00 per share (the “Lender Conversion Price”), subject to adjustment as provided in the Note, and (ii) 80% of the Nasdaq Minimum Price (as defined in the Note).

Under the Purchase Agreement, while the Note is outstanding, the Company agrees to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 10% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

On December 30, 2022, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions as set forth therein have been satisfied.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264579).

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EXHIBIT INDEX

Number	Description of Exhibit

10.1	Securities Purchase Agreement dated December 30, 2022, by and between the Company and the Investor
10.2	Convertible Promissory Note dated December 30, 2022, by and between the Company and the Investor

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CN Energy Group. Inc.

Date: January 3, 2023	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer